SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 8, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “SMART ELECTS TO PROCEED WITH PILTEL DEBT TRANSACTION”.

Security Code # CM-040

June 8, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of a press release entitled “SMART ELECTS TO PROCEED WITH PILTEL DEBT TRANSACTION”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

June 8, 2004

Securities & Exchange Commission

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto entitled “SMART ELECTS TO PROCEED WITH PILTEL DEBT TRANSACTION”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

SEC Number PW-55

File Number _______

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Company’s Full Name)

10th Floor, PLDT Tower I, Ayala Avenue, Makati City

(Company’s Address)

814-3664_______________

(Telephone Number)

_________________N.A._________________

(Fiscal Year Ending

(month & day)

CURRENT REPORT UNDER SECTION 17 OF THE

SECURITIES REGULATION CODE_________

(Form Type)

___________________N.A._________________

Amendment Designation (If applicable)

___________________N.A._________________

Period Ended Date

___________________N.A._________________

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1. June 8, 2004 ________________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _PW-55 _ 3. BIR Tax Identification No. __000-488-793

4. Philippine Long Distance Telephone Company _________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City________ _____1200

Address of principal office Postal Code

8. (632) 814-3664 _____________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_______________________________________________________________________

_______________________________________________________________________

_______________________________________________________________________

Enclosed is a copy of a press release entitled “SMART ELECTS TO PROCEED WITH PILTEL DEBT TRANSACTION”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

Date : 8 June 2004

Distribution Copies: 5 copies - Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

SMART ELECTS TO PROCEED WITH PILTEL DEBT TRANSACTION

Manila, Philippines, June 8, 2004 – Smart Communications, Inc (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), announced today that the Board of Directors of PLDT has endorsed Smart’s decision to proceed with the Pilipino Telephone Corporation (“Piltel”) debt exchange transaction. As of today, Smart had received offers from Piltel creditors representing approximately 69% in aggregate of the outstanding restructured Piltel debt, to sell their Piltel debt to Smart.

Some Piltel creditors who opted not to participate in the transaction nonetheless have indicated that they will consent to certain amendments to the agreements governing Piltel’s restructured indebtedness, thus permitting Smart to achieve its overall commercial objectives in proceeding to close the transaction. Given this development, the PLDT Board has authorized Smart to proceed with the transaction despite not having met the 75% aggregate acceptance level set earlier.

Based on the offers received by Smart, the following is a breakdown of the options to be allocated to the participating Piltel creditors and their percentages of the total amount of Piltel’s outstanding restructured debt:

Option	Allocation
	Amount (in US$ mm)%
2014 Smart Debt *	271.5	65.4
2007 Smart Debt	6.9	1.7
2008 Smart Debt	5.0	1.2
Cash	3.8	0.9
Total	287.0	69.2

* Included in Other Creditors are creditors representing 9.2% of Piltel’s outstanding restructured debt equivalent to US$38.1 million who had chosen the RoP-guaranteed bond option and are going to be allocated their chosen alternative option. After intensive efforts to arrange an appropriate RoP-guaranteed facility, Smart has determined that it would not be possible to arrange this facility in time for the proposed closing of the transaction. Accordingly, Smart will be advising those creditors who chose the RoP-guaranteed bond option of its decision to provide them with their alternative selection, which in all cases, is the 2014 Smart debt.

Based on the allocation above, Smart will be issuing US$278 million of new debt and paying US$1.5 million of cash upfront. Smart plans to close this debt transaction in the month of July 2004. Closing is subject to, among other things, the trustees and agents of the various Piltel debt facilities confirming their ability to act in the manner contemplated by the invitation, including to enable implementation of the relevant waivers and amendments.

In anticipation of the successful closure of the debt exchange transaction and after having now received consents from its creditors, Smart intends to commence the process of acquiring PLDT’s equity interests in Piltel and expects to complete this part of the transaction later in the second half of 2004. Smart reiterates that should it successfully acquire PLDT’s equity interests in Piltel, it is not Smart’s intention to enter into a legal statutory merger with Piltel, nor does it intend to use Piltel as a backdoor listing vehicle.

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 8, 2004